

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Consent of Independent Accountants.

(c) Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES
PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By: [signature]
Marc D. Hamburg

Date: 6/27/06

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/23/08



Richard W. Manz
Second Vice President
General Reinsurance Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/23/08



William G. Gasdaska
Chief Financial Officer
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra Bell, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 23 Jun 2008



Sandra Bell
Plan Trustee
Senior Vice President
General Re Services Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 26, 2008, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2007.

Deloitte & Touche LLP

June 26, 2008

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements

As of December 31, 2007 and 2006 and

for the year ended December 31, 2007

Supplemental Schedule

December 31, 2007

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2008

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 396,852,125	$ -	$ 396,852,125
Nonparticipant directed	260,638,845	415,405,420	676,044,265
Participant loans receivable	4,956,883	-	4,956,883
Total Assets	662,447,853	415,405,420	1,077,853,273
LIABILITIES:			
Loan payable to General Re Corporation	-	87,415,207	87,415,207
NET ASSETS AVAILABLE FOR BENEFITS	$ 662,447,853	$ 327,990,213	$ 990,438,066

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 345,937,374	$ -	$ 345,937,374
Nonparticipant directed	216,421,074	332,666,562	549,087,636
Participant loans receivable	5,153,659	-	5,153,659
Total Assets	567,512,107	332,666,562	900,178,669
LIABILITIES:			
Loan payable to General Re Corporation	-	89,906,567	89,906,567
NET ASSETS AVAILABLE FOR BENEFITS	$ 567,512,107	$ 242,759,995	$ 810,272,102

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2007

	Participant Directed	Nonparticipant Directed		Total
		Allocated	Unallocated	
ADDITIONS:				
Investment income:				
Net appreciation in fair value of investments	$ 21,232,624	$ 58,837,619	$ 91,074,145	$ 171,144,388
Dividends	22,884,204	-	-	22,884,204
Interest on loans	384,990	-	-	384,990
Total investment income	44,501,818	58,837,619	91,074,145	194,413,582
Contributions:				
Participant	15,261,115	-	-	15,261,115
Employer	-	22,538,435	-	22,538,435
Total contributions	15,261,115	22,538,435	-	37,799,550
Interfund transfers	23,450,542	(23,450,542)	-	-
Total additions	83,213,475	57,925,512	91,074,145	232,213,132
DEDUCTIONS:				
Benefits paid to participants	32,491,215	13,707,491	-	46,198,706
Interest expense	-	-	5,843,927	5,843,927
Service fees	4,285	250	-	4,535
Total deductions	32,495,500	13,707,741	5,843,927	52,047,168
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	50,717,975	44,217,771	85,230,218	180,165,964
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	351,091,033	216,421,074	242,759,995	810,272,102
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 401,809,008	$ 260,638,845	$ 327,990,213	$ 990,438,066

1. DESCRIPTION OF PLAN

The following description of Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan") only provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Also, beginning in 2006, the Company began to make additional contributions to employee accounts within the Plan. These additional contributions are based on age and total compensation (base salary and 100% of bonus amounts) and include a "profit sharing" feature based on underwriting profits.

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan which is designed to comply with Section 4975(a)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement ("Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest to be repaid in full by 2014, with an interest rate of 9.25%. Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest at an annual rate of 6.5%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank, converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock").

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company.

The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

The lender (the Company) has no rights against shares once they are allocated to participants. During the year ended December 31, 2007, the Company contributed additional funds of $8,335,288 to support the Plan's debt service and the Plan paid $5,843,927 in interest expense to the Company. In 2007 the Plan allocated 2,995 shares of Common Stock to participants and 9,320 shares were retired. There were 87,712 and 50,726 shares of unallocated and allocated Common Stock, respectively, at December 31, 2007.

The Loan payable of $87,415,207 at December 31, 2007 had an estimated fair value of $92,015,695 based on discounted cash flow analyses and the Company's current incremental borrowing rates for similar types of arrangements at such date. The scheduled amortization of the Loan for the next five years and thereafter is as follows:

2008	$ -
2009	-
2010	-
2011	-
2012	-
Thereafter	$ 87,415,207

Contributions - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions which were $15,500 for 2007. Participant contributions may be allocated among any of the Plan's investment funds, with the exception of the Berkshire Hathaway-B ESOP fund, at the participant's discretion. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary.

Beginning in 2006, the Company is making additional contributions based on age and total compensation (base salary and 100% of bonus amounts). In addition, contributions are also being made based on underwriting profits. In 2007, the Company contributed $14,203,147 resulting from these additional contributions.

Payment of Benefits – Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant's account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

Participant Accounts - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company service.

Forfeitures - Forfeitures of nonvested accounts are allocated to other Participants' accounts based on terms as defined in the Plan agreement. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $47,304 and $75,933 respectively.

Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire Hathaway – B ESOP Fund to any other participant-directed funds offered in the Plan. This includes both the Company match amounts and defined contribution retirement benefits. There are no service, age or vesting restrictions on participant's ability to divest and participant's will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Participant Loans - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans ranged from 8.75% to 9.25% in 2007. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

Reclassifications – Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the Plan's significant accounting policies:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan, through its mutual fund investment options, invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in common stock, mutual funds, money market funds and common collective trusts are valued based on reported net asset values, which approximate fair value. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Common collective trusts are valued by their portfolio values which are calculated based on the underlying assets and activity in these investments. Loans receivable are recorded as the outstanding balance of the loan.

The Fidelity Managed Income Portfolio is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Participant loans are carried at unpaid principal. Interest income on the loans is recorded as earned on an accrual basis.

Benefits Paid to Participants – Benefit payments to participants are recorded upon distribution.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

Accounting Developments – In September 2006, the FASB issued No. 157, *"Fair Value Measurements" ("SFAS 157")*. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting the highest and best use valuation concepts. SFAS 157 establishes a framework for measuring fair value by creating a hierarchy of fair value measurements currently required under U.S. GAAP that distinguishes market data between observable independent market inputs and unobservable market assumptions. SFAS 157 further expands disclosures about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Plan will defer the adoption of SFAS 157 with respect to certain non-financial assets and liabilities. The Plan has evaluated the effect of this pronouncement and does not believe it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159")*. SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a remeasurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, The Plan has adopted SFAS 159. The Plan did not elect the fair value option for eligible items.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2007 and 2006 were:

Berkshire Hathaway B — Unitized Stock Fund
Fidelity Retirement Government Money Market Portfolio
Fidelity Retirement Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Balanced Fund
Fidelity Real Estate Investment Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Fidelity Magellan
Vanguard Inflation-Protected Securities Fund - Investor Class
PIMCO High Yield Fund - Institutional Class
PIMCO Global Bond Fund Institutional Class
American Beacon Large-Cap Fund - Institutional Class
Goldman Sachs Mid-Cap Value Fund - Institutional Class
Vanguard Total Stock Market Index Fund - Investor Fund
Davis New York Venture Fund
Vanguard Institutional Index Fund - Institutional Class
Vanguard Mid-Cap Index Fund - Investor Class
Neuberger Berman Genesis Fund - Institutional Class
Vanguard Small-Cap Index Fund - Investor Class
Fidelity Growth Company Fund
Hartford Growth Fund
Allianz RCM Mid-Cap Admin Class
Fidelity Small-Cap Independence Fund
American Funds Capital World Growth & Income Fund
Julius Baer International Equity Fund
Spartan International Index Fund - Investor Class
Lazard Emerging Markets Portfolio - Institutional Class

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 or 2006, were as follows:

	2007 Fair value of investments		2006 Fair value of investments	
Berkshire Hathaway - B ESOP Fund, 142,746 and 149,779 shares, respectively	$ 676,044,265	* #	$ 549,087,636	* #
Berkshire Hathaway - B Unitized Fund, 11,801 and 12,575 shares, respectively	56,736,410	*	46,598,853	*

* Party-in-interest

Nonparticipant directed

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007 Net apprecition/ (depreciation) in fair value of Investments
Berkshire Hathaway-B ESOP Fund	$ 149,911,764 *#
Berkshire Hathaway B Unitized Fund	12,888,634 *
Fidelity Magellan Fund	1,238,992 *
Fidelity Growth Company Fund	4,616,006 *
Fidelity Small Cap Independence Fund	(457,065) *
Fidelity Balanced Fund	203,582 *
PIMCO High Yield Fund	(214,233)
Fidelity Real Estate Fund	(2,354,611) *
NB Genesis Trust Fund	631,914
PIMCO Global Bond Fund - Unhedged	157,963
Vanguard Institutional Index Fund	261,626
Vanguard Mid-Cap Index Fund	265,515
Lazard Emerging Markets Portfolio	1,876,341
Allianz RCM Mid-Cap Fund	124,005
Julius Baer International Equity Fund	632,055
Vanguard Inflation Protected Securities Fund	424,987
Vanguard Small Cap Index Fund	(18,449)
Vanguard Total Stock Market Index Fund	390,727
Goldman Sachs Mid-Cap Value Fund	(729,975)
American Funds Capital World Growth & Income Fund	297,019
Davis New York Venture Fund	332,088
American Beacon Large-Cap Fund	(163,204)
Hartford Growth Fund	49,769
Fidelity Freedom Income Fund	(8,415) *
Fidelity Freedom 2010 Fund	54,348 *
Fidelity Freedom 2015 Fund	101,729 *
Fidelity Freedom 2020 Fund	67,517 *
Fidelity Freedom 2025 Fund	111,200 *
Fidelity Freedom 2030 Fund	60,799 *
Fidelity Freedom 2035 Fund	10,458 *
Fidelity Freedom 2040 Fund	195 *
Spartan International Index Fund	358,129 *
Fidelity US Bond Index Fund	22,978 *
Total net appreciation in fair value of investments	$ 171,144,388

* Party-in-interest
# Nonparticipant directed

4. PLAN TERMINATION

The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

5. PARTIES IN INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The balances of these Fidelity mutual funds at December 31, 2007 and December 31, 2006 were $198,391,084 and $179,968,115, respectively, and earned income during the year ended December 31, 2007 of $4,025,842.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of common stock in the Berkshire Hathaway-B ESOP Fund have a cost of $112,728,383 and $127,836,323 and market values of $676,044,265 and $549,087,636 at December 31, 2007 and 2006, respectively. These investments appreciated in value during the year ended December 31, 2007 by $149,911,764.

Shares of common stock in the Berkshire Hathaway-B Unitized Fund had market values of $56,736,410 and $46,598,853 at December 31, 2007 and 2006, respectively. These investments appreciated in value during the year ended December 31, 2007 by $12,888,634.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA's rules on prohibited transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Berkshire Hathaway - B ESOP Fund	Common Stock	$ 112,728,383	676,044,265
*	Berkshire Hathaway - B Unitized Fund	Common Stock	**	56,736,410
*	Fidelity Magellan Fund	Mutual Fund	**	27,736,960
*	Fidelity Growth Company Fund	Mutual Fund	**	28,564,864
*	Fidelity Small Cap Independence Fund	Mutual Fund	**	8,902,947
*	Fidelity Balanced Fund	Mutual Fund	**	20,512,778
	PIMCO High Yield Fund	Mutual Fund	**	5,648,965
*	Fidelity Real Estate Fund	Mutual Fund	**	5,380,417
	NB Genesis Trust Fund	Mutual Fund	**	15,618,075
	PIMCO Global Bond Fund - Unhedged	Mutual Fund	**	4,670,032
	Vanguard Institutional Index Fund	Mutual Fund	**	7,275,194
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	7,296,257
	Lazard Emerging Markets Portfolio	Mutual Fund	**	17,940,289
	Allianz RCM Mid-Cap Fund	Mutual Fund	**	1,164,181
	Julius Baer International Equity Fund	Mutual Fund	**	22,647,550
	Vanguard Inflation Protected Securities Fund	Mutual Fund	**	8,297,956
	Vanguard Small Cap Index Fund	Mutual Fund	**	3,742,992
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	11,286,655
	Goldman Sachs Mid-Cap Value Fund	Mutual Fund	**	8,492,966
	American Funds Capital World Growth & Income Fund	Mutual Fund	**	7,604,560
	Davis New York Venture Fund	Mutual Fund	**	9,181,003
	American Beacon Large-Cap Fund	Mutual Fund	**	10,074,883
	Hartford Growth Fund	Mutual Fund	**	783,073
*	Fidelity Freedom Income Fund	Mutual Fund	**	892,789
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	5,870,033
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	6,078,853
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	6,202,752
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	4,326,896
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	2,812,705
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	1,232,907
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	561,073
*	Spartan International Index Fund	Mutual Fund	**	7,037,089
*	Fidelity US Bond Index Fund	Mutual Fund	**	9,889,879
*	Fidelity Retirement Money Market Portfolio	Money Market Fund	**	24,744,611
*	Fidelity Managed Income Portfolio	Common Collective Trust	**	13,726,097
*	Fidelity Retirement Government Portfolio	Money Market Fund	**	23,917,434
*	Various Participants	Participant Loans (maturing through 2037 at interest rates from 5.00% to 11.5%)	**	4,956,883
	Total			$ 1,077,853,273

* Party-in-interest.
** Cost information is not required for participant directed investments and, therefore, is not included.

END